 July 8, 2011

VIA EDGAR

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington, DC 20549-5546

RE:	Honeywell International Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 11, 2011 File No. 001-8974

Dear Ms. Blye:

We are writing in response to your letter dated June 9, 2011 setting forth comments on the above-referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.      Staff’s Comment: Please update us on your contacts with Iran, Syria and Sudan since your letter to us of July 27, 2007. We note that your Form 10-K does not provide disclosure about contacts with these countries. We note several 2010 news articles relating to the fact that you own 100% of UOP, which has a British subsidiary that conducts business in Iran and is part of a consortium with several companies, including Iranian firms. According to the article, this consortium is expanding and upgrading the Arak Refinery in Iran. The project is budgeted to cost $3.7 billion and could triple that refinery’s gasoline production. We also note that your website provides contact information for the Security Group’s Middle East region for countries including Iran, Syria and Sudan.

Your response should describe the nature and extent of your contacts with Iran, Syria and Sudan, whether through affiliates, subsidiaries or other direct or indirect arrangements. Please also discuss any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments. We note, for instance, that the above-referenced article indicates that one party to the Arak Refinery project may be a state-owned Iranian firm.

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 8, 2011

Our Response: Honeywell International Inc. (“Honeywell” or the “Company”) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, and process technology for refining and petrochemicals.

Some of the Company’s wholly-owned, non-U.S. subsidiaries sell products and/or services (directly or through sales agents or distributors) to customers in countries that are the subject of U.S. sanctions and embargo laws. These subsidiaries perform compliance reviews on proposed sales to embargoed and sanctioned countries, which take into account a number of factors, including applicable legal restrictions, the export classification of the products or services, the country of origin of the product, U.S. content (if any) of the items, and the end use/end user of the products or services. These subsidiaries also consult, as appropriate, with the Honeywell Law Department and outside counsel to ensure compliance with U.S. and other applicable laws.

In 2008, Honeywell determined as a matter of corporate policy that it would cease doing business in Sudan. In 2010, Honeywell committed to accept no new business in Iran.

With respect to the cited Arak Refinery news articles, it bears noting that Honeywell is not and has never been part of any multi-party consortium involved in expanding and upgrading the Arak Refinery project.  Prior to 2010, Honeywell UOP Limited, a UK subsidiary of Honeywell, licensed process technology and provided engineering services for two process units of the Arak Refinery project – in full accordance with all applicable laws – but this work was not performed as part of the referenced consortium. Moreover, Honeywell stopped performance of its work in connection with the Arak Refinery project in early 2010.

The Company has no employees, operations, subsidiaries, joint venture interests or other investments in Iran, Sudan or Syria. While some end-customers may be state-owned commercial enterprises, neither Honeywell nor any of its subsidiaries or affiliates has had any agreements or commercial arrangements with the governments of Iran, Sudan or Syria.  Honeywell executives have engaged in limited contacts with officials in these countries, but these contacts have been focused on potential long-range market opportunities (not specific contract pursuits) and have been made in full compliance with laws restricting U.S. person facilitation.

The Honeywell products, services and process technology that have been sold or provided to customers in Iran, Sudan and Syria are predominantly focused on

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 8, 2011

safety and productivity.  These products, services and process technology include:  avionics repairs and modifications and auxiliary power unit repair and overhaul for a Syrian airline (with respect to which the U.S. Department of Commerce granted export licenses in support of safety of flight), fire and smoke detectors, fire detection and alarm systems, personal protective equipment, gas detection equipment, security systems and equipment, fail-safe controllers, equipment for compressed natural gas stations, catalysts and adsorbents for refinery and petrochemical applications, equipment used in refineries, and process technology control systems, licenses and related engineering services. See response below to Staff’s Comment No. 2 for further detail.

2.      Staff’s Comment: Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note several 2010 news articles about your contacts with Iran and the fact that you also do business with the U.S. government. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Our Response: Below is a chart of Honeywell’s revenue earned during the fiscal years 2008 through 2010 and the first quarter 2011 for sales to Iran, Sudan, and Syria, including such revenue as a percentage of Honeywell’s total revenue. By way of background, Honeywell’s total revenue earned during the relevant period was approximately $36.6 billion in 2008; $30.9 billion in 2009; $33.4 billion in 2010; and $8.9 billion in the first quarter of 2011.

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 8, 2011

Revenue by Period (in millions)

	Iran	Sudan	Syria
Year 2008	$10.201 (0.03%)	$0 (0.00%)	$0.218 (0.00%)
Year 2009	$19.912 (0.06%)	$0 (0.00%)	$2.414 (0.01%)
Year 2010	$44.606 (0.13%)	$0 (0.00%)	$3.011 (0.01%)
First Quarter 2011	$0.995 (0.01%)[1]	$0 (0.00%)	$0.900 (0.01%)

Honeywell’s business activities with respect to any and/or all of these countries represent a de minimis amount, both on an absolute basis and as a percentage of the company’s consolidated revenues, as well as from an asset or liability perspective. We have not incurred, and do not anticipate incurring, any significant exit costs in connection with the cessation of business with Sudan or Iran. Moreover, we believe that we clearly address the risk of doing business outside of the U.S. in our Risk Factors disclosure which highlights that an increasing percentage of its sales and operations is in non-U.S. jurisdictions and, therefore, is subject to certain economic, political, regulatory and other risks, as follows:

“Risks related to international operations include exchange control regulations, wage and price controls, employment regulations, foreign investment laws, import, export and other trade restrictions (such as embargoes), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, government instability, and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. We are also subject to U.S. laws prohibiting companies from doing business in certain countries, or restricting the type of business that may be conducted in these countries. The cost of compliance with increasingly complex and often conflicting regulations worldwide can also impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses,

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1 Honeywell derived a limited amount of revenue in the first quarter of 2011 in connection with contracts that were entered into prior to Honeywell’s commitment to undertake no new business in Iran and which are outside the scope of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010.

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 8, 2011

as well as our ability to improve productivity and maintain acceptable operating margins.”2

We do not believe there is any qualitative basis for determining that business with the countries that are the subject of your comment letter is or has been material. In addition to the de minimis nature of this business as described above and the absence of any operations or investments in those countries, Honeywell guards against risk to reputation and share value by maintaining robust and effective policies and procedures designed to ensure compliance with all laws applicable to doing business in these countries. These internal controls include:

•     A formal corporate policy governing adherence to all applicable sanctions and export control laws and regulations;

•     Extensive training on sanctions laws and export controls;

•     A robust integration process to ensure that newly acquired companies understand and comply with Honeywell’s policies and procedures;

•     Focused and extensive awareness training for the non-U.S. subsidiaries whose activities include conducting business with sanctioned countries;

•     Legal review to ensure proposed transactions comply with applicable export control and sanctions laws;

•     Dedicated non-U.S. compliance resources and/or outside counsel assigned to review proposed transactions to ensure compliance with Honeywell’s policies and procedures; and

•     Automated order management systems and other related information technology tools at key sites to help ensure that no unauthorized orders are accepted or shipments made to sanctioned countries.

In addition, we are not aware of any adverse investor sentiment expressed regarding business activities in these countries nor any inquiries or indications of divestment activity from state or municipal governments, universities or other investors.

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2 See, e.g., Honeywell’s Form 10-K for the fiscal year ended Dec. 31, 2010, page 13 (emphasis added).

Ms. Cecilia D. Blye
U.S. Securities and Exchange Commission
July 8, 2011

3.      Staff’s Comment: Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 and how they will impact or have impacted your business. Please discuss the provisions relating to contracting with the U.S. government and how they may impact or have impacted your business.

Our Response: Honeywell and its subsidiaries are and, at all times have been, in full compliance with the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. Accordingly, we have been able to make all required certifications under the Act without qualification and there has been no impact to Honeywell’s U.S. government contracting business As stated above, Honeywell has not incurred, and does not anticipate incurring, any significant exit costs in connection with the cessation of business in Iran.

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Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 973-455-5208 if you have any questions or would like to discuss any aspect of this letter.

Sincerely, /s/ Thomas F. Larkins Thomas F. Larkins Vice President, Corporate Secretary and Deputy General Counsel